SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of September 17 to September 17, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____   No X

P

Crystallex International Corporation

Suite 902, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8, Canada
Tel: (604) 683-0672 / Fax: (604) 688-3128

September 17, 2002

Trading Symbol on TSX and Amex – KRY
RM: 14-01

Crystallex Signs Agreements to Develop Las Cristinas

CARACAS, Venezuela, September 17 2002 – CRYSTALLEX INTERNATIONAL CORPORATION (Symbol KRY on the TSX and AMEX) reported today the formal signing of a definitive agreement with the Corporacion Venezolana de Guayana (CVG) for the development of Las Cristinas 4, 5, 6 and 7, believed to be one of the largest undeveloped gold projects in Latin America and the world. The formal agreement was signed at the CVG offices in Puerto Ordaz, Venezuela with General Francisco Rangel Gomez, the President of the CVG, signing on behalf of the CVG and Crystallex's Chairman, Robert Fung, and President and CEO, Marc J. Oppenheimer, executing the agreement on behalf of Crystallex.

The execution of the definitive agreement follows the announcement by General Rangel Gomez on September 6, 2002 of the selection of Crystallex to develop Las Cristinas.

"We are pleased that we could move to a definitive agreement so quickly," commented Mr. Oppenheimer. "We now have all of the elements that we need to move forward. Crystallex, under the agreement, has the exclusive right to develop Las Cristinas 4, 5, 6 and 7 in all respects including exploration, the design and construction of facilities, the operation of those facilities for the processing of gold and the subsequent exploitation, commercialization and sale of gold," he added.

"What we are signing today guarantees that the project will be completed exactly as set forth in the agreement. It is a solid and secure agreement that protects both of us in order to complete this project successfully," General Rangel Gomez said.

Highlights of the agreement are:

- Crystallex will control 100% of the reserves and resources of the project and all production and proceeds are for the account of Crystallex subject only to the payment of royalties to the Venezuelan Ministry of Energy and Mines and to the CVG. The royalty to the Ministry is fixed at three per cent, and the royalty to the CVG will vary with the price of gold. Up to a price of US$280 the royalty will be 1%. From US$280 to US$350 the royalty will be 1.5%. From US$350 to US$400 the royalty will be 2% and above US$400, the royalty will be 3%. Production will be measured against an annual production plan prepared by Crystallex and approved by the CVG.

- The agreement has an initial term of 20 years with two renewals each for a term of 10 years.

- The CVG will assist Crystallex in obtaining all necessary permits, including explosive and operating permits, and will be responsible for obtaining environmental permits with the support of Crystallex.

- Throughout the term of the agreement Crystallex will have the exclusive use of National assets related to the project including digital drill data, drill cores, and existing studies in the possession of the CVG, and all infrastructure improvements on the property. Crystallex will pay US$15 million for the acquisition of these National assets including the use of the data, studies and infrastructure. Included in the infrastructure is access to the new hydroelectric substation located adjacent to the site.

- Crystallex will address immediately the needs of residents in the area through the creation of employment, training programs and improvements to the health care system. In the longer term Crystallex will address improvements to the water and sewage system and the local road network.

"We have arrived at an agreement which clearly sets forth our exclusive access to the reserves and resources of Las Cristinas and grants to us our exclusive right to exploit the resource to its full potential," said Mr. Oppenheimer. "We are confident that the financial and investment community will quickly understand and support this agreement. We will immediately commence our review of the data in order that we might complete an in depth feasibility study to support our construction and production plans."

"We look forward to working with the CVG and the Government to develop this long awaited project which will benefit not only our Company, but also the people of Bolivar State and the Kilometre 88 region," added Mr. Oppenheimer.

Mining in Venezuela:

Historically, Venezuela contains one of the most prolific gold districts in the world. Its major gold producing regions include Kilometre 88, which encompasses our Albino I, Carabobo and Las Cristinas projects; El Callao District with our Tomi Mine, Revemin Mill and high potential Lo Increible project; and the El Dorado District where Santa Elena is located. All of these properties are located in a line that extends over only two hundred kilometres and are easily accessed by paved highways and gravel roads. Crystallex's Revemin mill is well positioned for easy access to process ore from many of these properties as well as other smaller mines in the area.

For many years, with international attention on the country's extensive oil reserves, Venezuela's potential as a prolific gold producer was not exploited. However, in the 1980s, mining laws were updated, allowing economically feasible access by international companies. More recent changes in the mining law have further encouraged exploration and mining of Venezuela's gold resources. With an exceptional geological model, today gold mining has become an important source of employment and income for many Venezuelan people and a great economic benefit to the entire country. Much of the necessary infrastructures such as roads and power already exist.

About Crystallex:

Crystallex International Corporation is an emerging intermediate gold mining company operating as well as developing new mines in Venezuela and Uruguay. Crystallex's strategy for growth is to develop its portfolio of producing properties as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas.

On Behalf of the Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Investor Relations: A Richard Marshall, VP (201) 541-6650 ext.26, or Andrea Boltz (604) 683-0672
Media Contact: Susan Reisler or Natalia Williams, Media Profile (416) 504-8464
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date September 17, 2002

By
(Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature.